Exhibit 99.6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Kinross Gold Corporation

We have audited management’s assessment, included in the accompanying management’s report on internal control over financial reporting, that Kinross Gold Corporation (“the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2006 and December 31, 2005, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 23, 2007 expressed an unqualified opinion on those consolidated financial statements

The consolidated financial statements as at December 31, 2004 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements, in their report dated November 18, 2005 except as to Note 22 which is as of February 8, 2006. We have audited the adjustments for the change in reporting segments to separately present Refugio and Kettle River and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
March 23, 2007

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

To the Board of Directors of Kinross Gold Corporation

 In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Company’s internal control over financial reporting. Our report to the shareholders dated March 23, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Company’s internal control over financial reporting in the financial statement auditors’ report.

/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 23, 2007